Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

AND THE SUBSEQUENT PERIOD ENDED NOVEMBER 12, 2025

Anfield Energy Inc.	Management Discussion and Analysis
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
AND THE SUBSEQUENT PERIOD ENDED NOVEMBER 12, 2025

A)	GENERAL

This Management’s Discussion and Analysis of Anfield Energy Inc. (the “Company”, “Anfield” or “AEC”) is dated November 12, 2025 and provides an analysis of Anfield’s financial position and results of operations for the nine months ended September 30, 2025 and subsequent period ended November 12, 2025. The following information should be read in conjunction with the condensed interim consolidated financial statements for the nine months ended September 30, 2025, and related notes, which are available on SEDAR+ at www.sedarplus.ca or at the Company’s website: www.anfieldenergy.com.

Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis are quoted in Canadian dollars.

Certain statements contained in this document constitute “forward-looking statements”. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, “forecast”, “estimate”, “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not intend, and does not assume any obligation, to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except as required by applicable Canadian Securities law.

B)	CORPORATE PROFILE AND MISSION

Anfield is a resource company engaged in mineral exploration and development in the United States. The Company is a reporting issuer in British Columbia and Alberta, and its common shares trade on the TSX Venture Exchange under the symbol “AEC”, the Nasdaq Capital Market LLC (“NASDAQ”) under the symbol “AEC” and the Frankfurt Stock Exchange under the symbol “0AD”. On September 18, 2025, the Company’s shares began trading on NASDAQ and ceased trading on the OTCQB Marketplace under the symbol “ANLDF”.

The trend indicators for nuclear energy and the uranium sector are positive and point towards sustained increases in the uranium price — as is now called for by many uranium analysts. Notably, China has announced the expected construction of 150 nuclear plants by 2030, Japan has restarted a number of reactors and is preparing for further re-starts, Europe is attempting to wean itself off of Russian oil and gas, and further energy-related sanctions as a result of Russia’s attack on Ukraine may spill over to uranium ore and enrichment services. In addition, the global nuclear industry is moving forward strongly with 70 reactors currently being built, another 116 planned to come online in the next 10 years and hundreds more further back in the pipeline. Moreover, nuclear power is increasingly being seen as essential in providing new baseload electricity and meeting greenhouse gas emission targets. These developments, combined with the shuttering of producing mines and deferment or abandonment of many uranium projects in the current low-price environment, has likely created a uranium shortfall in in the near term. Anfield feels it is well positioned to benefit from the uranium market’s current prospects as it continues to advance its plans to create a vertically-integrated uranium entity.

Anfield Energy Inc.	Management Discussion and Analysis
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
AND THE SUBSEQUENT PERIOD ENDED NOVEMBER 12, 2025

C)	ACTIVITY HIGHLIGHTS - INCLUDING SUBSEQUENT EVENTS

CORPORATE

Subsequent period ended November 12, 2025

a)	On October 2, 2025, the Company issued 4,000 common shares upon the exercise of 4,000 warrants at $7.50 per share for gross proceeds of $30,000.

b)	On October 15, 2025, the Company issued 1,333 common shares upon the exercise of 1,333 warrants at $7.50 per share for gross proceeds of $9,998.

c)	On October 20, 2025, the Company issued 53,333 common shares upon the exercise of 53,333 warrants at $7.125 per share for gross proceeds of $380,000.

d)	On October 24, 2025, the Company issued 100,000 common shares upon the exercise of 100,000 warrants at $7.125 per share for gross proceeds of $712,500.

e)	On October 29, 2025, the Company issued 61,540 common shares upon the exercise of 61,540 warrants at $7.50 per share for gross proceeds of $461,550.

During the nine months ended September 30, 2025 the Company reported:

On January 2, 2024, Highbury Resources Inc. (“HRI”) entered into a definitive agreement with Gold Eagle Mining Inc. (“GEM”) and Golden Eagle Uranium LLC (“GEU”) (collectively, “the Sellers”) to acquire a 100% interest in twelve Department of Energy (“DOE”) leases (“DOE Leases”) and associated data in various Counties in Colorado. During the year ended December 31, 2024, the Company paid US$100,000 to the Sellers as part of the consideration for the DOE Leases. The agreement was amended on September 28, 2024, December 31, 2024 and February 20, 2025. Pursuant to the amendment dated February 20, 2025, the Company agreed to pay the following consideration for the DOE Leases and associated dates:

•	US$400,000 in cash paid on or before February 21, 2025 (paid on February 21, 2025);

•	Issuance of 169,726 common shares on or before February 21, 2025 (issued with a fair value of $763,768 on May 6, 2025);

•

US$750,000 in cash at the one-year anniversary of closing (the “One-Year Anniversary Payment”) with the option to extend for two subsequent 90-day periods (the “Extension Options”), subject to the following condition:

a)

The Extension Options shall be at the sole discretion of the Company and may only be exercised in the event that the Company’s application for a NASDAQ listing and subsequent financing are delayed; and

b)	The Company shall pay US$100,000 for each Extension Option that is exercised, with the Extension Option payments to be deducted from the One-Year Anniversary Payment.

•	US$1,000,000 in cash at the two-year anniversary of closing;

•	US$1,000,000 in cash at the three-year anniversary of closing; and

•	US$1,500,000 in cash at the four-year anniversary of closing.

On October 1, 2024, the Company entered into an Arrangement Agreement with IsoEnergy Ltd. (“IsoEnergy”) pursuant to which IsoEnergy was expected to acquire all of the issued and outstanding common shares of the Company by way of a court-approved plan of arrangement. On January 14, 2025, the Company terminated the proposed plan of arrangement with IsoEnergy.

Anfield Energy Inc.	Management Discussion and Analysis
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
AND THE SUBSEQUENT PERIOD ENDED NOVEMBER 12, 2025

On January 15, 2025, the Company issued 1,428,571 common shares at $10.50 per share to Uranium Energy Corp. (“UEC”) pursuant to a subscription agreement entered with UEC on January 14, 2025 for gross proceeds of $15,000,000.

On January 20, 2025, the Company repaid the promissory note the Company entered with IsoEnergy on October 1, 2024 as the proposed plan of arrangement with IsoEnergy was terminated.

On February 20, 2025, the Company entered into an Indemnification Support Agreement with UEC whereby UEC will provide indemnification support limited to US$3,000,000 (the “Support Amount”) in connection with certain bonding requirements relating to Shootaring Canyon Mill. In consideration for the provision of the indemnity, the Company agrees to pay to UEC a cash support fee equal to the Support Amount multiplied by the secured overnight financing rate (“SOFR”) as administered by the CME Group Benchmark Administration Limited plus 5% per annum, which fee shall be calculated monthly and paid in US dollars in arrears on the first day of each calendar month. The Company also agreed to grant UEC the right (the “Pre-Emptive Rights”), to subscribe for and to be issued up to such number of the Company’s common shares that will allow UEC to maintain its percentage ownership interest in the Company.

On March 11, 2025, HRI increased its performance bonds for reclamation with the U.S. Department of Energy to US$2,799,900.

On March 17, 2025, the Company entered into an amending agreement (the “Amending Agreement”) with Extract Advisors LLC (“Extract”) for the extension of an additional US$6,000,000 increase to the existing credit facility dated September 26, 2023 (the “Credit Facility”). In connection with the Amending Agreement, the Company issued 799,000 share purchase warrants to Extract (the “Facility Warrants”), with each such Facility Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of $11.25 per share for a period ending on September 26, 2028. In addition, the Company paid an arrangement fee of $200,000 in consideration for the amendments.

On April 2, 2025, the Company announced it had appointed Ross McElroy to its Board of Directors.

On April 22, 2025, the Company announced that it had submitted both its listing application to the Nasdaq Stock Market LLC and the accompanying Form 20-F Registration Statement to the Securities Exchange Commission.

On May 6, 2025, the Company issued 169,726 common shares with a fair value of $763,768 pursuant to the agreement the Company entered into with Gold Eagle Mining Inc.

On August 1, 2025, the Company completed a share consolidation of its outstanding common shares on a 75-for-1 basis. The share and per share figures in this Management Discussion and Analysis have been retroactively adjusted to reflect this share consolidation.

On August 1, 2025, the Company entered into a Uranium Mining Lease Agreement with ACCO Exploration LLC to obtain mining rights on 95 unpatented mining claims in Arizona for 5 years. The Company agreed to pay an annual lease payment of US$100,000 for the first year, US$150,000 for the second to fourth year and US$200,000 for the fifth year. A production royalty of 3% will be paid on the total value of all minerals recovered and sold from the leased land. An advance royalty of US$50,000 is due annually beginning on August 28, 2030 and will be credited against production royalty until it has been fully recouped. The Company was also granted the sole and exclusive right and option to earn a 100% undivided interest in the leased land free and clear of all charges, royalties and encumbrances upon terms to be agreed between the lessor and the Company, at any time prior to the expiration of the 5-year term.

Anfield Energy Inc.	Management Discussion and Analysis
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
AND THE SUBSEQUENT PERIOD ENDED NOVEMBER 12, 2025

PROPERTIES

Artillery Peak Project

On November 15, 2022, the Company entered into a definitive agreement with Wayne Minerals Inc. to acquire a 100% interest in 50 unpatented mining claims in the uranium-rich Artillery Peak project area, located in Mohave County, Arizona, USA.

Shootaring Canyon Mill, Velvet Wood and Slick Rock Uranium Projects

BRS Report – Preliminary Economic Assessment (“PEA”)

The PEA indicates:

1) a pre-tax project internal rate of return (“IRR”) of 40% and a net present value (“NPV”) of US$238 million; and

2) a post-tax IRR of 33% and an NPV of $197 million, based on a discount rate of 8% and a uranium price of US$70 per pound, along with a vanadium price of US$12 per pound.

•	Total weighted-average Direct OPEX (i.e., between Velvet-Wood and Slick Rock) estimated at US$244 per ton of mined and processed material.

•

The total cost to produce saleable uranium and vanadium products (i.e. Direct OPEX per ton plus CAPEX per ton) is US$290 per ton, compared to an estimated gross value of US$741 per ton (based on a uranium price of US$70 per pound and a vanadium price of US$12 per pound).

•	Average annual production of approximately 750,000 pounds of uranium and 2.5 million pounds of vanadium per year is estimated over the 15-year mine life.

•

The combined feed of the Velvet-Wood and Slick Rock mines is designed to meet the existing tonnage capacity at Shootaring of 750 tons per day. Additional tonnage capacity would be available after year 8 of the plan.

•

Estimated mill-related capital expenditures at Shootaring, including 25% contingency amount for each item, of: 1) US$31.4 million for general upgrades; 2) US$13.4 million to install a modern vanadium circuit; and 3) US$20 million to update the tailings management facility.

•

Estimated mine-related capital expenditures, including engineering and design, mine facilities, mine equipment, and the reopening of the Velvet decline and the sinking of two production shafts at Slick Rock with a 25% contingency, of: 1) US$15.3 million for Velvet-Wood; and 2) US$27.2 million for Slick Rock.

Shootaring Mill

The Shootaring Mill was licensed and constructed by Plateau Resources and operated in 1982. U.S. Energy and Uranium One were also previous owners of the Shootaring Mill. The mill has not been decommissioned and has been under care and maintenance since cessation of operations. The mill license has been maintained and Anfield has submitted its production reactivation plan for the Shootaring Canyon mill to the State of Utah’s Department of Environmental Quality (UDEQ). The plan addresses the updating the mill’s radioactive materials license from its current standby status to operational status and the increasing of both throughput capacity and the tripling of licensed production capacity.

Early-stage refurbishment of Shootaring will take place during the review of the restart application, preparing the Company to complete refurbishment as soon as the restart application is approved. The Company is targeting the mill restart in 2027.

With the application submitted to the UDEQ, the Company can prepare for uranium mill and tailings refurbishment and vanadium circuit construction. Steps include: the rough grading of the tailings pond

Anfield Energy Inc.	Management Discussion and Analysis
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
AND THE SUBSEQUENT PERIOD ENDED NOVEMBER 12, 2025

cell area in advance of cell design approval; the moving of ore stockpiles and remediation of sections of the restricted area to establish a new radiation control boundary; the building of a new ore dump wall and transportation roads, along with a truck wash station; the demolition of all infrastructure to be replaced (e.g., electrical, controls, leach tanks); the installation of new generators, acid tanks and fuel tanks; the construction of the vanadium circuit building and counter-current decantation (CCD) circuit footers; the building of new ore pads where Velvet-Wood ore can be stockpiled in anticipation of mill restart; and the ordering of tanks and vessels needed for processing circuits, having equipment onsite and ready to install once the license is approved.

In July 2024, the Company received an affirmative completeness review from the State of Utah’s Department of Environmental Quality (UDEQ) with respect to its Shootaring Mill production restart application. This affirmation allows for the detailed technical review of the mill application to proceed, which represents a critical step towards the restart of uranium production at Shootaring. The comprehensive application is designed to both update the mill’s radioactive materials license from its current standby status to operational status and increase both throughput capacity and licensed output capacity at the mill.

Velvet-Wood

Between 1979 and 1984, Atlas Minerals mined approximately 400,000 tons of ore from the Velvet Deposit at grades of 0.46% U3O8 and 0.64% V2O5, recovering approximately 4 million pounds of U3O8 and 5 million pounds of V2O5.

The current mineral resources (PEA) of the combined Velvet and Wood historical mines have been estimated to comprise 4.6 million pounds of eU3O8, at a grade of 0.29% eU3O8 (measured and indicated resource), and 552,000 pounds of eU3O8, at a grade of 0.32% U3O8 (inferred resource) with a vanadium-to-uranium ratio of 1.4 to 1.

In May 2024, the Company submitted its Plan of Operation for its Velvet-Wood mine to the State of Utah and BLM. This step is being undertaken as the Company advances Velvet-Wood to production-ready status concurrently with the Shootaring Canyon mill. This Plan of Operation includes specific operating actions and controls, reclamation actions, an estimate of reclamation surety based on third party costs and technical bases for how the actions meet the regulatory requirements of the State of Utah and the BLM.

In May 2025, the U.S. Department of the Interior selected its Velvet-Wood uranium project in Utah for expedited permitting as part of the federal government’s national response to the energy emergency declared by President Donald J. Trump.

On October 7, 2025, the Company received the approval from the Utah Department of Oil, Gas and Mining (DOGM) for Anfield to commence the advancement of the Company’s Velvet-Wood uranium project in Utah to construction. Near-term plans for Velvet-Wood include: 1) the reopening of the mine portal; 2) mine dewatering; 3) construction of surface facilities; 4) underground inspection and pre-construction assessment; and 5) construction of a new incline into the mine.

Slick Rock

Slick Rock is located in the Uravan Uranium Belt region of Colorado. The 2023 PEA estimates 1.7 million tons containing some 7.7 million pounds of U3O8, with a vanadium to uranium ratio of 6 to 1. In June 2024, the Company received final approvals for its drill permit application to commence a 20-hole, 20,000-foot rotary drill program at its Slick Rock uranium and vanadium project, located in San Miguel County, Colorado. Permits approvals included the Bureau of Land Management, the Colorado Division of

Anfield Energy Inc.	Management Discussion and Analysis
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
AND THE SUBSEQUENT PERIOD ENDED NOVEMBER 12, 2025

Resources Mining and Safety, and a Special Use Permit from San Miguel County, Colorado to allow access via county roads for the drilling project. The permits allow drilling between the months of June and September. On September 24, 2024, the Company announced that it had commenced the drill program at Slick Rock. On January 29, 2025, the Company announced that it has completed a 14-hole, 14,100-foot rotary drill program at its Slick Rock uranium and vanadium project. The Company will use the drill results to both upgrade its uranium and vanadium resource estimate for Slick Rock and prepare mine designs for a large mine permit for the project.

Project Economics

The PEA provides for a two-year pre-production period. The first year’s forecasted capital expenditures of approximately US$24 million include initial mill and mine permitting and licensing, an updated mining and reclamation plan, and initiation of mine-development.

The second year’s capital expenditures, forecasted at US$88 million (including a 25% contingency), include completion of the construction of mine facilities and purchasing of equipment, and refurbishment of the Shootaring uranium and vanadium mill.

Total capital for life of mine is estimated at US$130 million, including sustaining capital. Total weighted direct operating costs (including mining and handling, haulage and processing, bonding, royalties and taxes) between Velvet-Wood and Slick Rock is estimated at US$244 per ton of mined and processed material. The total direct costs (including direct mine costs and CAPEX cost per ton of processed material) is estimated at US$290 per ton, while the gross value per processed ton of uranium and vanadium at US$70 per pound of uranium and US$12 per pound of vanadium is US$791.

The PEA indicates a pre-tax IRR of 40% at a uranium price of US$70 per pound and US$12 per pound of vanadium. The pre-tax NPV of the project at an 8% discount rate at the aforementioned prices is US$238 million. On a post-tax basis, the resultant IRR is 33% and the NPV is US$197 million.

National Instrument 43-101 disclosure

This combined PEA completed for Velvet-Wood and Slick Rock, using centralized processing at Shootaring, has been authored by Douglas L. Beahm, P.E., Harold H. Hutson, P.E., P.G., Carl D. Warren, P.E., P.G., of BRS Inc. and Terence (Terry) McNulty, P.E., D. Sc., of T.P. McNulty and Associates Inc. The authors, qualified persons for the purpose of National Instrument 43-101, have reviewed and approved the technical content.

Results of the PEA represent forward-looking information. This economic assessment is preliminary in nature and it includes inferred mineral resources that are considered too speculative, geologically, to have the economic considerations applies to them that would enable them to be categorized as mineral reserves. There is no certainty that the preliminary economic assessment will be realized. Mineral resources are not mineral reserves as they do not have demonstrated economic viability.

Surface Stockpiles

In addition to the estimated mineral resource at Velvet-Wood, Anfield controls mineralized stockpiles from past mining at two locations: 1) one stockpile at the Patty Ann mine area near the historic Velvet mine; and 2) several stockpiles near the Shootaring mill. The volumes and uranium content of the stockpiles were estimated from volumetric surveys and sampling conducted by BRS in March, 2015. The PEA includes the stockpiles located near the Shootaring mill only. In total these stockpiles are estimated to contain approximately 77,500 tons of material at an average grade of 0.161% U3O8 and contain approximately 250,000 pounds of uranium.

The West Slope Project

Anfield Energy Inc.	Management Discussion and Analysis
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
AND THE SUBSEQUENT PERIOD ENDED NOVEMBER 12, 2025

The West Slope Project, located in Montrose and San Miguel Counties of southwestern Colorado, consists of nine Department of Energy (DOE) leases, associated with adjacent lode mining claims and leases, covering 6,913 acres on which past uranium production has taken place. Between 1977 and 2006, approximately 1.3Mlbs of uranium and 6.6Mlbs of vanadium were produced from these mines. In 2022, BRS Engineering, Inc. was commissioned by Anfield to complete a mineral resource estimate for four of the nine uranium and vanadium properties – known as JD-6, JD-7, JD-8 and JD-9 – contained within its 100% owned West Slope project (US DOE Uranium/Vanadium Leases JD-6, JD-7, JD-8 and JD-9 Montrose County, Colorado, USA, Mineral Resource Technical Report, April 10, 2022). Using available data and using a cut-off of 0.05% uranium, BRS estimated an in-place Indicated Resource of 1.4Mt of uranium at an average grade of 0.197% for a total of 5.4Mlbs of uranium and an in-place Inferred resource of 1.4Mt of vanadium at an average grade of 0.984% for a total of 27Mlbs of vanadium.

In August 2025, the Company received approval for its Notice of Intent (“NOI”), through its wholly owned subsidiary Highbury Resources Inc., with the Colorado Division of Reclamation, Mining and Safety (“DRMS”), to begin a 20-hole, 8,000-foot rotary drill program at the existing JD-7 open pit mine in Montrose County, Colorado. The JD-7 open pit mine has had historical production of 12,411 tons consisting of 46,280lbs uranium at an average grade of 0.186% U3O8 and 125,410lbs vanadium at an average grade of 0.504% V2O5.

In October 2025, the Company announced the completion of the 20-hole, 8,000-foot confirmation drill program at its JD-7 mine, one of the five mines (JD5, JD-6, JD-7, JD-8 and JD-9) which make up the Company’s Paradox Mine Complex. The drill results will be incorporated into a new uranium and vanadium resource report in Q1/26, alongside the additional drilling to be completed at the other JD mines.

Significant intercepts of mineralization from the program include:

•	17.0 ft grading an average of 5,190 ppm (0.519%) eU3O8 in Hole JD7-25-004B, with a peak of 14,850 ppm (1.485%) eU3O8 at 153.5 ft;

•	19.0 ft grading an average of 2,380 ppm (0.238%) eU3O8 in Hole JD7-25-005, with a peak of 9,240 ppm (0.924%) eU3O8 at 170.0 ft;

•	17.0 ft grading an average of 1,620 ppm (0.162%) eU3O8 in Hole JD7-25-012, with a peak of 5,990 ppm (0.599%) eU3O8 at 185.0 ft; and

•	21.0 ft grading an average of 2,500 ppm (0.250%) eU3O8 in Hole JD7-25-014B, with a peak of 7,770 ppm (0.777%) eU3O8 at 212.5 ft.

The current mineral resources are estimated as follows:

DOE Lease	Tons	Uranium Grade % U3O8	Indicated Mineral Resource Contained Uranium (lbs U3O8)	Vanadium Grade (%V2O5)	Inferred Mineral Resource Contained Vanadium (lbs V2O5)
C-JD-7	865,000	0.196	3,385,000	0.98	16,925,000

(Source: US DOE Uranium/Vanadium Leases JD-6, JD-7, JD-8, AND JD-9, Montrose County, Colorado, USA, NI 43-101 Mineral Resource, Utah USA; Author: BRS, Inc.; Date: 25/2/2022).

National Instrument 43-101 disclosure

This Technical Report completed for West Slope has been authored by Douglas L. Beahm, P.E., Joshua Stewart, P.E., P.G., Carl D. Warren, P.E., P.G., of BRS Inc. The authors, qualified persons for the purpose of National Instrument 43-101, have reviewed and approved the technical content.

Anfield Energy Inc.	Management Discussion and Analysis
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
AND THE SUBSEQUENT PERIOD ENDED NOVEMBER 12, 2025

Frank M Deposit

The Frank M deposit, located approximately 12 km north of the Shootaring Canyon Mill, has a historic indicated mineral resource estimate of 2.2 million pounds of U3O8 at a grade of 0.101% U3O8.

Classification	Tons	Average Grade % U3O8	Pounds U3O8
Historic indicated	1,095,000	0.101	2,210,000

(Source: Frank M Uranium Project, 43-101 Mineral Resource Report, Garfield County, Utah USA; Author: BRS, Inc.; Date: 8/10/2008).

The Company is not treating the Frank M historical estimate as current mineral resources or mineral reserves. A qualified person has not yet done sufficient work to classify the historical estimate as current mineral resources or mineral reserves.

This historical resource estimate was developed based on analysis of radiometric data from 838 historic holes and chemical assay from 17 historic core holes. The historical estimate also utilizes nine additional core holes that were drilled in 2007 to provide data verification and equilibrium evaluation. The grade thickness contour method was used to develop the resource estimates, evaluating grade thicknesses ranging from 0.10 to 1.00. The results disclosed in the table above are based on a grade thickness of 0.25.

The Frank M historical estimate was prepared by BRS, Inc., a well-known mineral exploration and mining consulting firm using the standards of CIM Indicated Mineral Resources. Thus, the Company considers the historical estimate to be reliable.

The Company intends to work with the same group to complete sufficient verification drilling at Frank M to bring the historical estimate to a current Indicated Mineral Resource.

Findlay Tank Breccia Pipe

Findlay Tank

The Findlay Tank breccia pipe project, located in Arizona, has a historical inferred mineral resource estimate of 954,000 pounds at a grade of 0.227% U3O8.

Classification	Tons	Average Grade % U3O8	Pounds U3O8
Historic inferred	211,000	0.227	954,000

The above historical inferred mineral resource was obtained using a grade cutoff of 0.05% eU3O8, with a minimum grade thickness of 0.50.

During the year ended December 31, 2017, the Company impaired the Findlay Tank project, as no more work is planned for this property. As a result, the Company recorded an impairment of $41,064.

(Source: Findlay Tank SE Breccia Pipe Uranium Project, Mohave County, Arizona USA 43-01 Mineral Resource Report; Author: BRS, Inc.; Date: 10/2/2008.)

The Company is not treating the historical estimate as current mineral resources or mineral reserves. A qualified person has not yet done sufficient work to classify the historical estimate as current mineral resources or mineral reserves.

Anfield Energy Inc.	Management Discussion and Analysis
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
AND THE SUBSEQUENT PERIOD ENDED NOVEMBER 12, 2025

The Findlay Tank historical estimates were prepared by BRS, Inc., a well-known mineral exploration and mining consulting firm using the standards of CIM Inferred Mineral Resources. Thus, the Company considers the historical estimate to be reliable.

The Company intends to work with the same group to complete sufficient verification drilling to bring the historical estimate to a Current Mineral Resource.

Newsboy Gold Project

The Newsboy Gold Project, located 45 miles northwest of Phoenix, Arizona and 10 miles southeast of Wickenberg in Maricopa County, consists of 2,243 acres of land which is comprised of 35 Federal Lode Claims and 4 State leases.

Between 1987 and 1989, Westmont Mining Company conducted reconnaissance geological mapping, rock chip geochemistry and 102 holes (totaling 7,184 metres) of reverse-core drilling at Newsboy. In 1990, Pima Mining NL drilled 12 diamond core holes (512 metres), 40 reverse core holes (2,000 metres), and completed metallurgical test work, resource and reserve estimates and mine-planning studies.

In 2009, Aurum National Holdings, Ltd. Commissioned North American Environmental Group (NAEG) to produce a report on the Newsboy property which was titled “Technical Report of the Newsboy Gold Property, Maricopa County, Arizona, United States, by Clive R. G. Bailey, dated September 1, 2009.” Anfield considers this a historic report and does not warrant that it meets current NI 43-101 guidance.

Using available data and a cut off grade of 0.02opt Au, NAEG estimated a total in-situ resource of 5.3Mt in the following categories:

A Measured resource of 2.533Mt at 0.05opt Au and 0.87opt Ag for a total of 127,000oz Au and 2,196,000oz Ag;

An Indicated resource of 1.076Mt at 0.04opt Au and 0.44opt Ag for a total of 43,000oz Au and 471,000oz Ag; and

An Inferred resource of 1.719Mt at 0.038opt and 0.45opt Ag for a total of 65,000oz Au and 765,000oz Ag

The NAEG report also identified areas in which the author, based on geologic interpretation, felt the resource could be expanded. The NAEG report also recommended an exploration program for this area. To Anfield’s knowledge these recommendations have not yet been implemented.

Anfield considers these estimates to be historical in nature and cautions that a qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves and Anfield is not treating the historical estimate as current mineral resource or mineral reserves.

Douglas L. Beahm, P.E., P.G. has approved the scientific and technical disclosure, relating to the Newsboy Gold Project, in the news release. He is a Qualified Person as defined in NI 43-101.

Anfield Energy Inc.	Management Discussion and Analysis
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
AND THE SUBSEQUENT PERIOD ENDED NOVEMBER 12, 2025

Results of Operations

SUMMARY OF EXPLORATION ACTIVITIES

The following exploration and evaluation expenditures were included in comprehensive loss for the nine months ended September 30, 2025 and 2024 are as follows:

	Uranium Properties	Highbury	Newsboy Gold	Artillery Peak	Clay Borrow	Total

Consulting	$414,044	$1,075,806	$–	$–	$–	$1,489,850

Sundry field	124,617	56,636	–	–	–	181,253

Sampling, assaying	188,104	63,811	–	–	–	251,915

License, filing and insurance	1,392,841	485,983	28,328	–	290	1,907,442

Lease and royalty	537,029	424,656	–	–	–	961,685

Property tax	–	44,290	–	–	–	44,290

Drilling	91,046	153,364	–	–	–	244,410
Total for the nine months ended September 30, 2025	$2,747,681	$2,304,546	$28,328	$–	$290	$5,080,845

	Uranium Properties	Highbury	Newsboy Gold	Artillery Peak	Clay Borrow	Total

Consulting	$307,304	$753,728	$–	$–	$–	$1,061,032

Sundry field	71,517	4,326	–	–	–	75,843

Sampling, assaying	139,405	1,535	–	–	–	140,940

License, filing and insurance	1,153,385	80,739	23,266	55,227	12,764	1,325,381

Lease and royalty	282,460	416,397	–	–	–	698,857

Drilling	–	43,520	–	–	–	43,520

Property tax	(78)	–	–	–	–	(78)

Termination of acquisition agreement	225,521	–	–	–	–	225,521
Total for the nine months ended September 30, 2024	$2,179,514	$1,300,245	$23,266	$55,227	$12,764	$3,571,016

D)	SELECTED FINANCIAL INFORMATION

Operational results reflect overhead costs incurred for exploration and evaluation asset acquisitions and associated exploration expenses as well as other regulatory expenses incurred by the Company.

General and administrative costs can be expected to fluctuate relationally with acquisitions, exploration and operations.

SUMMARY OF QUARTERLY RESULTS

	September 30,	June 30,	March 31,	December 31,
	2025	2025	2025	2024
Revenues	-	-	-	-

Net income (loss) for period	(3,495,905)	(4,328,083)	(2,767,838)	(4,154,321)

Anfield Energy Inc.	Management Discussion and Analysis
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
AND THE SUBSEQUENT PERIOD ENDED NOVEMBER 12, 2025

	$		$		$		$
Income (loss) per share, basic and diluted		(0.22)		(0.28)		(0.18)		(0.30)
Working capital (deficit)		8,629,928		10,873,434		14,181,256		(5,304,666)

	$	$	$	$
	September 30,	June 30,	March 31,	December 31,
	2024	2024	2024	2023

Revenues	-	-	-	-

Net income (loss) for period	(2,438,824)	(2,700,069)	(2,152,438)	16,916,355

Income (loss) per share, basic and diluted	(0.18)	(0.20)	(0.16)	1.33

Working capital (deficit)	(2,410,003)	180,992	1,688,824	3,623,231

E)	ANALYSIS OF OPERATIONS

Comparison between the three months ended September 30, 2025 and 2024

	$		$
	2025		2024

Depreciation		$974		$964

Exploration and evaluation expenditures		1,868,704		1,213,327

General and administrative		1,256,678		869,822

Shareholder communications		17,561		22,425

Loss (gain) on foreign exchange		(236,436)		87,293

Total operating expenses		$2,907,481		$2,193,831

Exploration and evaluation expenditures increased by $655,377 mainly due to an increase of $245,015 in consulting expense, an increase of $69,219 in lease and royalty payments, an increase of $366,596 in license, filing and insurance expense, an increase of $97,261 in drilling, an increase of $44,888 in sampling expense, and offset by a decrease of $225,521 in termination of acquisition agreement.

General and administrative expenses increased by $386,856 mainly due to an increase of $264,838 in listing expense, an increase of $112,870 in consulting fees, an increase of $97,421 in indemnification support fee, an increase of $52,500 in director’s fees and offsetting by a decrease of $32,138 in marketing expense, a decrease of $35,148 in legal fees and a decrease of $148,512 in general office expenses.

Shareholder communications decreased by $4,864 as a result of decreased investor engagement.

The foreign exchange amounts arose from the restating of US dollar-denominated cash, payables and loan balances due to the fluctuation of the Canadian dollar.

Comparison between the nine months ended September 30, 2025 and 2024

	$		$
	2025		2024

Depreciation		$2,968		$2,886

Exploration and evaluation expenditures		5,080,845		3,571,016

General and administrative		3,402,876		2,768,105

Shareholder communications		101,756		98,575

Loss (gain) on foreign exchange		432,779		(53,021)

Total operating expenses		$9,021,224		$6,387,561

Anfield Energy Inc.	Management Discussion and Analysis
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
AND THE SUBSEQUENT PERIOD ENDED NOVEMBER 12, 2025

Exploration and evaluation expenditures increased by $1,509,829 mainly due to an increase of $460,632 in consulting, an increase of $200,891 in drilling expense, an increase of $262,828 in lease and royalty payments, an increase of $550,247 in license, filing and insurance expense, an increase of $110,975 in sampling expense, and an increase of $105,410 in sundry expense.

General and administrative expenses increased by $634,771 mainly due to an increase of $224,139 in legal fees, an increase of $452,965 in listing expense, an increase of $73,079 in accounting and audit fees, an increase of $238,206 in indemnification support fee, an increase of $157,500 in director’s fees and offsetting by a decrease of $176,488 in marketing expense, and a decrease of $211,209 in office expenses.

Shareholder communications increased by $3,181 as a result of increased investor engagement.

The foreign exchange amounts arose from the restating of US dollar-denominated cash, payables and loan balances due to the fluctuation of the Canadian dollar.

F)	LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2025, the Company had working capital of $8,629,928 as compared to working capital deficit of $5,304,666 at December 31, 2024.

G)	OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance arrangements.

H)	TRANSACTIONS WITH RELATED PARTIES

RELATED PARTY BALANCES

As at September 30, 2025, an amount of $249,536 (December 31, 2024 - $223,489) was owed to related parties. These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

As at September 30, 2025, an amount of $nil (December 31, 2024 - $4,515) was recorded in prepaid expenses for advances to a company controlled by the Chief Financial Officer of the Company for future consulting fees.

As at September 30, 2025, an amount of $2,653 (December 31, 2024 - $14) was recorded in prepaid expenses for advances to a director of the Company for future consulting fees and property expenditures.

RELATED PARTY TRANSACTIONS

The Company incurred the following transactions with companies that are controlled or managed by directors of the Company:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024

Consulting fees (i)	$ 12,900	$ 12,900	$ 38,700	$ 38,700

Consulting and professional fees (ii)	722,134	–	1,251,499	–

	$735,034	$ 12,900	$ 1,290,199	$ 38,700

The Company has identified its directors and certain senior officers as its key management. Key management compensation during the nine months ended September 30, 2025 and 2024, are as follows:

Anfield Energy Inc.	Management Discussion and Analysis
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
AND THE SUBSEQUENT PERIOD ENDED NOVEMBER 12, 2025

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024

Consulting fees and management bonus (i)	$356,343	$ 365,721	$ 1,006,484	$ 823,961

Director’s fees and audit committee fees (i)	57,500	–	167,500	–

Legal fees (i)	61,971	61,402	188,855	183,681

Auto and rent expense (ii)	36,835	18,403	95,813	42,859

	$512,649	$ 445,526	$ 1,458,652	$ 1,050,501

(i)	These expenses are included in general and administrative expenses in the condensed interim consolidated statements of comprehensive loss.
(ii)	These expenses are included in exploration and evaluation expenditures in the condensed interim consolidated statements of comprehensive loss.

I)	CONTROLS AND PROCEDURES

The management of the Company is responsible for establishing and maintaining appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, reliable and timely. Management is also responsible for establishing adequate internal controls over financial reporting to provide sufficient knowledge to support the representations made in this MD&A and the Company’s financial statements for the nine months ended September 30, 2025.

The management of the Company has filed the Venture Issuer Basic Certificate with the annual and interim filings on SEDAR+ at www.sedarplus.ca. In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the venture issuer basic certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation.

J)	AUTHORIZED SHARE CAPITAL

Unlimited share capital with no par value.

As at November 12, 2025, the Company had the following common shares, stock options and warrants outstanding:

	Number	Exercise Price	Expiry Date

Common Shares	15,877,763	N/A	N/A

Options	1,031,571	$7.50 to $9.00	August 27, 2026 to October 6, 2028

Warrants	4,734,418	$7.125 to $13.50	December 21, 2025 to September 26, 2028

Anfield Energy Inc.	Management Discussion and Analysis
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
AND THE SUBSEQUENT PERIOD ENDED NOVEMBER 12, 2025

Total diluted shares outstanding	21,643,752

K)	CHANGES TO ACCOUNTING POLICIES

Accounting standards not yet effective

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

L)	COMMITMENTS AND CONTINGENCIES

COMMITMENTS

As at the date of this report, the Company had no commitments other than those mentioned in the condensed interim consolidated financial statements and described in the exploration and evaluation assets note in the condensed interim consolidated financial statements.

CONTINGENCIES

The Company’s exploration activities are subject to various federal, provincial and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

CRITICAL ACCOUNTING ESTIMATES

Significant areas requiring the use of critical accounting estimates include the recoverability of the carrying value of property and equipment and exploration and evaluation assets, fair value measurements for financial instruments and share-based compensation and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

M)	RISKS AND UNCERTAINTIES

The Company is in the business of acquiring, exploring and developing uranium properties. It is exposed to a number of risks and uncertainties that are common to other mineral exploration companies in the same business. The industry is capital intensive at all stages and is subjected to variations in commodity prices, market sentiment, exchange rates for currency, inflations and other risks. The Company currently has no source of revenue other than interest income. The Company will rely mainly on equity financing to fund exploration activities on its mineral properties.

The risks and uncertainties described in this section are considered by management to be the most important in the context of the Company’s business. The risks and uncertainties below are not inclusive of all the risks and uncertainties the Company may be subject to and other risks may apply.

1.	Financial risks

The Company’s financial instruments consist of cash, accounts payable and due to related parties. The carrying values of cash, accounts payable and due to related parties approximate their fair values due to the relatively short period to maturity of those financial instruments.

Anfield Energy Inc.	Management Discussion and Analysis
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
AND THE SUBSEQUENT PERIOD ENDED NOVEMBER 12, 2025

The Company is exposed to credit risk with respect to its cash. Cash have been placed on deposit with a major Canadian, financial institutions. Credit risk arises from the non-performance of counterparties of contractual financial obligations. The Company manages credit risk, in respect of cash and cash equivalents, by purchasing term deposits held at a major Canadian financial institution. The Company has secondary exposure to credit risk on its receivables. The receivables consist of refundable good and services tax from the government. Credit risk is assessed as low.

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due. The Company’s expected source of cash flow in the upcoming year will be through equity financings. As at September 30, 2025, the Company had working capital of $8,629,928 (December 31, 2024 – working capital deficit of $5,304,666). Liquidity risk is assessed as low.

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at September 30, 2025, the Company loan payable of US$8,195,467 is subject to interest rate risk. The loan payable incurs interest based on the SOFR plus 5.0% per annum, payable semi-annually in U.S. dollars. The Company, with written notice, may elect to capitalize the interest payable on the Credit Facility semi-annually, in arrears, at a rate of SOFR plus 7.0%. If interest rates on the Company’s credit facility increased (decreased) by 100 basis points with all other variables held constant, finance costs on the credit facility would increase (decreased) by $114,094.

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates. The foreign currency risk for the Company is low as the foreign currencies held are in the functional currency of the entities. A 10% change in the US dollar will affect profit/loss by approximately $952,078. A 10% change in the EURO will affect profit/loss by approximately $2,864.

Commodity risk is the risk that the value of future cash flows and profits will fluctuate based on the prices of commodities. The Company is exposed to changes in the price of commodities. Changes in the price of commodities will impact the Company’s ability to obtain financing to explore its exploration and evaluation assets. As at September 30, 2025, the Company has no contracts or agreements in place to mitigate these price risks.

At September 30, 2025, the Company had accounts payable and accrued liabilities of $1,268,028 (December 31, 2024 – $1,651,411). The Company’s current liabilities are due on demand and have a term of less than 1 year. The loan payable is due on September 26, 2028.

2.	Exploration and Mining Risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, the Company’s properties have no known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explorations, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labor are other risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

Anfield Energy Inc.	Management Discussion and Analysis
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
AND THE SUBSEQUENT PERIOD ENDED NOVEMBER 12, 2025

Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing uranium is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The Company has no producing mines at this time. Most exploration projects do not result in the discovery of commercially mineable deposits of ore. The transfer application is the first step in the process of restarting the Shootaring Mill.

3.	Development Risks

The marketability of any minerals which may be acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.

4.	Loss of Interest in and Value of Properties

The Company’s ability to maintain its interests in its exploration and evaluation assets and to fund ongoing development costs will be entirely dependent on its ability to raise additional funds by equity financings. If the Company is unable to raise such funds it may suffer dilution or loss of its interest in its exploration and evaluation assets. The amounts attributed to the Company’s interests in exploration and evaluation assets in its financial statements represent acquisition and exploration costs, and should not be taken to reflect realizable value.

5.	Financing Risks

The Company has no history of earnings and no source of operating cash flow and, due to the nature of its business, there can be no assurance that the Company will be profitable. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is through the sale of its equity shares. Even if the results of exploration or development are encouraging, the Company may not have sufficient funds to conduct the further development that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its property, there is no assurance that any such funds will be available. If available, future equity financings may result in substantial dilution to purchasers under the Offering. At present it is impossible to determine what amounts of additional funds, if any, may be required.

6.	Uranium Price

The uranium mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of minerals produced by the Company. Factors beyond the control of the Company may affect the marketability of any substances discovered. Mineral prices, in particular uranium prices, have fluctuated widely in recent years. The marketability of minerals is also affected by numerous other

Anfield Energy Inc.	Management Discussion and Analysis
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
AND THE SUBSEQUENT PERIOD ENDED NOVEMBER 12, 2025

factors beyond the control of the Company. These other factors include government regulations relating to price, royalties, allowable production and importing and exporting of minerals.

7.	Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

8.	Environmental and Other Regulatory Requirements

Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund. The Company’s right to exploit the mining properties is subject to various reporting requirements and to obtaining certain government approvals and there is no assurance that such approvals, including environmental approvals, will be obtained without inordinate delay or at all.

9.	No Assurance of Titles, Boundaries or Surface Rights

The Company has investigated rights of ownership of all of the mineral properties in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties may be subject to prior claims or agreement transfers, and rights of ownership may be affected by undetected defects. While to the best of the Company’s knowledge, title to all properties in which it has the right to acquire an interest is in good standing, this should not be construed as a guarantee of title. Other parties may dispute title to the mining properties in which the Company has the right to acquire an interest. The properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects or the statutes referred to above.

10.	Permits and Licenses

The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

11.	Inability to Meet Cost Contribution Requirements

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may as a result, be subject to loss of its rights to acquire interests in the properties subject to such agreements.

12.	Reliance on Key Personnel

The nature of the business of the Company, the ability of the Company to continue its exploration and development activities and to thereby develop a competitive edge in the marketplace depends, in a large part, on the ability of the Company to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel. The development of the

Anfield Energy Inc.	Management Discussion and Analysis
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
AND THE SUBSEQUENT PERIOD ENDED NOVEMBER 12, 2025

Company now and in the future, will depend on the efforts of key management figures, the loss of whom could have a material adverse effect on the Company. The Company does not currently maintain key-man life insurance on any of the key management employees.

CONFLICTS OF INTEREST

The directors and officers of the Company may serve as directors or officers, or may be associated with, other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding on terms with respect to the transaction. If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act (BC) (“Corporations Act”) dealing with conflict of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting on the matter unless otherwise permitted by the Corporations Act. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith, and in the best interest of the Company.

Forward Looking Statements

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risks and Uncertainties” in this MD&A. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual

Anfield Energy Inc.	Management Discussion and Analysis
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
AND THE SUBSEQUENT PERIOD ENDED NOVEMBER 12, 2025

results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

N)	ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca or at the Company’s website: www.anfieldenergy.com.